Exhibit 99.4

May 23, 2017

VIA HAND DELIVERY

Richard O’Connell, Interim Chief Executive Officer

SITO Mobile, Ltd.

100 Town Square Place

Suite 204

Jersey City, NJ 07310

With a copy to:

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, DE 19808

County of New Castle

Dear Mr. O’Connell:

On behalf of certain of the holders of common stock, par value $0.001 per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company”), enclosed with this letter as Exhibit A please find written consents pursuant to and in accordance with Section 228 of the General Corporation Law of the State of Delaware (the “Written Consents”) signed, in person or by proxy, by the holders of approximately 58% of the number of outstanding shares of Common Stock on the record date of May 1, 2017, which percentage exceeds the minimum number of votes that would be necessary to authorize or take the actions specified below at a meeting at which all shares of Common Stock were present and voted, with the immediate effect of:

1.	Repealing the purported amendment and restatement on March 23, 2017 by the Company’s Board of Directors (the “Board”) of the Bylaws of the Company (as so amended or restated, the “March Amended Bylaws”) and replacing such March Amended Bylaws with the Bylaws attached hereto as Exhibit B (the “New Bylaws”);

2.	Setting the size of the Board at six (6) directors notwithstanding any additions or subtractions of directors to or from the Board between April 12, 2017 and the date hereof;

3.	Removing the following current members of the Board: Betsy Bernard, Richard O’Connell, Jonathan E. Sandelman, Lowell W. Robinson and Joseph Beatty (and any other person or persons elected, appointed or

May 23, 2017

designated by the Board, or any committee thereof, to fill any vacancy or newly created directorship from May 2, 2017 until the date hereof) (the “Former Directors”), other than the Incoming Directors (as defined below) and Mr. Brent Rosenthal; and

4.	Electing each of Michael Durden, Itzhak Fisher, Thomas J. Pallack, Matthew Stecker and Thomas Thekkethala (the “Incoming Directors”) to serve as a director of the Company.

As such, please be advised that in accordance with the Delaware General Corporate Law and other applicable law and Article I, Section 13 of the March Amended Bylaws (and Article I, Section 8 of the New Bylaws), each of the Former Directors is no longer authorized to act on behalf of the Company or to represent herself or himself as a director of the Company, and we hereby request that you instruct the Former Directors to refrain from taking any such actions, and from holding themselves out to anyone as having such authority.

We further hereby request that you inform the officers and employees of the Company that the Former Directors have no legal authority with respect to the Company and that such officers and employees must refrain from taking any action upon the direction of, or otherwise take any instruction from, the Former Directors. Finally, in order to ensure that only authorized persons have access to the tangible and intangible property of the Company, we hereby request that you and every other officer and employee of the Company refrain from making available any proprietary or confidential information of the Company to the Former Directors and deny the Former Directors access to the premises of the Company henceforth.

Please confirm on or before 5:00 pm, Eastern Standard Time, on May 24, 2017 that the Company acknowledges the immediate effectiveness of the Written Consents. Please also confirm that, in light of the changes to the composition of the Board, neither the Company nor anyone purporting to act on behalf of the Company will cause the Company to take an actions outside the ordinary course of business or will make any material business decisions without the prior approval of the newly constituted Board. We look forward to working with the Company to issue prompt notice of these actions to non-consenting stockholders of the Company in accordance with Section 228(e) of the Delaware General Corporate Law.

May 23, 2017

The new members of the Board hope to work with you and the Company to ensure a smooth transition and minimal disruption to the business and operations of the Company. Please do not hesitate to contact me with any questions.

Sincerely,

/s/ Stephen D. Baksa
Stephen D. Baksa

/s/ Thomas Candelaria
Thomas Candelaria

Enclosures